Filed by Rockwell Collins, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Filer: Rockwell Collins, Inc.
Subject Company: B/E Aerospace, Inc.
SEC File No.: 0-18348
SEC File No. of
Registration Statement on Form S-4 filed by
Rockwell Collins, Inc.: 333-214774
Date: February 3, 2017

Full speed ahead

March 9, 2017

Team,

This is an extraordinary time for our company. Earlier today, our shareowners overwhelmingly approved our proposal to acquire B/E Aerospace with more than 90 percent of all votes cast in favor of the transaction. B/E Aerospace shareholders also approved the transaction.

I'm pleased to see such strong support, and it's clear that our shareowners recognize the value of this acquisition. While a number of routine regulatory approvals are still needed before we can officially close, I'm looking forward to bringing together two great companies under the Rockwell Collins name later this spring.

As FY'17 unfolds, we're writing the next chapter of the Rockwell Collins story. The acquisition of B/E Aerospace will help us move forward with new capabilities, new ideas, new resources and new strategies to accelerate growth. It's full speed ahead!

Check out these links for more information

A look inside B/E Aerospace. Play

Rockwell Collins to acquire B/E Aerospace
Shareowners approve measure.
LEARN MORE

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction involving Rockwell Collins and B/E Aerospace was submitted to the respective stockholders of Rockwell Collins and B/E Aerospace for their consideration. In connection with the proposed transaction, Rockwell Collins filed a registration statement on Form S-4 with the SEC that included a joint proxy statement/prospectus for the stockholders of Rockwell Collins and B/E Aerospace. The registration statement was declared effective by the SEC on February 3, 2017, and a definitive joint proxy statement/prospectus has been filed with the SEC on February 3, 2017. Each of Rockwell Collins and B/E Aerospace mailed the definitive joint proxy statement/prospectus to their respective stockholders and, may file other documents regarding the transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY ROCKWELL COLLINS OR B/E AEROSPACE WITH THE

SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by Rockwell Collins and/or B/E Aerospace through the website maintained by the SEC at www.sec.gov. Investors and security holders are also able to obtain free copies of the documents filed by Rockwell Collins with the SEC on Rockwell Collins' internet website at http://www.rockwellcollins.com or by contacting Rockwell Collins' Investor Relations at Rockwell Collins, 400 Collins Rd. NE, Cedar Rapids, IA 52498 or by calling (319) 295-7575. Investors and security holders are also able to obtain free copies of the documents filed by B/E Aerospace with the SEC on B/E Aerospace's internet website at http://www.beaerospace.com or by contacting B/E Aerospace's Investor Relations at B/E Aerospace, Inc., 1400 Corporate Center Way, Wellington, FL or by calling (561) 791-5000.

Safe Harbor Statement

This emails contains statements, including statements regarding certain projections, business trends, and the proposed acquisition of B/E Aerospace that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to risk that one or more closing conditions to the acquisition of B/E Aerospace, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of B/E Aerospace and Rockwell Collins may not be obtained; risk of unexpected costs, charges or expenses resulting from the proposed acquisition of B/E Aerospace; uncertainty of the expected financial performance of the combined company following completion of the proposed acquisition of B/E Aerospace; failure to realize the anticipated benefits of the proposed acquisition of B/E Aerospace, including as a result of delay in completing the proposed transaction or integrating the businesses of Rockwell Collins and B/E Aerospace; risk to the ability of the combined company to implement its business strategy; risk of an occurrence of any event that could give rise to termination of the merger agreement; risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

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This Full Speed Ahead communication to Rockwell Collins employees includes a link to a B/E Aerospace Corporate Video.

B/E Aerospace Corporate Video
Time: 3:14
Description: No audio, just background music and text on screen.

Time	Visual	Words on screen
0:01-11	B/E Aerospace logo	Passion to Innovate. Power to Deliver.
:16	B/E Aerospace building	Market Leader
:18	Engineers looking at seat drawings	Leading Manufacturer of Aircraft Cabin Interior Products
:19	Aircraft interior	Leading Manufacturer of Aircraft Cabin Interior Products
:20	Galley Inserts	For Commercial Airliners And Business Jets
:25-:32	Global map of locations	Global Reach. Local Touch.
:35	Two engineers	A Culture of Performance
:38	Two images of employees; Galley Inserts	Our Core Principles
:42	Three images of cabin interiors	Customer Intimacy. We listen to and stand beside our customers
:46	Two images of product drawings. One image of manufacturing equipment	Relevant Innovation. We lead the industry
:50	Three images of employees	Valued solutions. We develop solutions
:55	Three images of employees working	Uncompromising Performance. We get the job done
:58	Three head shots of employees	Our People
1:03	Female employee	Passionate Smart Knowledgeable
1:05	Female employee	Savvy Confident Tenacious
1:09	Male employee	Empowered, Relentless, Problem-Solvers
1:14	Air Transport seat	Products & Services
1:16	Three images of seats	Commercial Seating
1:18	Male engineer with seat drawings; two shots of seats	Seating Solutions For All Cabins
1:27	Flight attendant serving food at seat; six images of seats	Elevate the Passenger Experience
1:40	Three images of business jet seats	Business Jet Seating
1:44	Business jet seat	Impeccable, Innovative and Luxurious
1:50	Three images of galley systems	Galley Systems
1:52	Tea pot and coffee pot	Harmonious Aesthetics
1:54	Employee building galley box	Reliable Performance
2:00	Three images of cabin lighting	Lighting & Engineering Solutions
2:03	One image of cabin lighting	Optimum Solutions
2:07	One image of cabin lighting	Enhanced Ambience
2:12	Three images of lavatories	Lavatories & Waste Systems
2:15	Image of cabin lavatory	Efficient Space Utilization
2:17	Water/waste system	Easy Installation
2:18	Lavatory	Lightweight Solutions
2:21	Three seat structures	Structures And Integration

2:23	Group of employees at computers	Cabin Density Expertise
2:24	Engineers looking at drawings at desk	Complete Integration Experience
2:27	Air Transport cabin	Turn-Key Solutions and Service
2:30	Three images of oxygen systems	Oxygen Systems
2:32	Employee building oxygen system	Technology That Advances The Field
2:36	Employees building products	Reducing Weight and Cost of Ownership
2:38	Three product shots of brazing technologies/electronic systems	Brazing Technologies and Electronic Systems
2:41	De-icing aircraft	De-Icing
2:45	Employee building product	Our Commitment
2:52	Employees writing on white board	Relentless Desire to Stay Ahead
3:01	Flight attendant serving passenger tea in cabin	Working Collectively to Meet Our Customers’ Needs
3:04	Flight attendant serving passenger coffee in cabin	And Ensuring Passengers Fly Comfortable, Safe and Happy
3:11-End	B/E Aerospace logo	Passion to Innovate. Power to Deliver.

This Full Speed Ahead communication to Rockwell Collins employees also contains a link to a press release about the shareowner vote that has been filed with the SEC via Rule 425 on Thursday, March 9, 2017.